Exhibit 1

CONVERTIBLE NOTE Transfer Agreement

This Convertible Note Transfer Agreement (this “Agreement”) is entered into as of October 13, 2025 (the “Effective Date”), by and between Kevin Mills (“Holder”), and Charlie Bass (“Transferee”).

Recitals:

A.               Holder is the record owner of a certain Secured Subordinated Convertible Note, dated May 26, 2023 (the “Issuance Date”), with a principal amount of $500,000.00 (the “Note”) issued by Socket Mobile, Inc., a Delaware corporation (the “Company”).

B.               Holder desires to transfer the Note to Transferee for a purchase price of $500,000.00 (the “Purchase Price”).

C.               Transferee desires to accept the transfer of the Note from Holder and assume the rights and obligations of Holder under the Note.

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties to this Agreement hereby agree as follows:

Agreement:

1.      Transfer of Note. Subject to delivery of the Purchase Price by Transferee to Holder, Holder hereby delivers, transfers and assigns to Transferee, and Transferee hereby accepts and assumes from Holder, all of Holder’s rights, title and interest in and to the Note. In connection with the transfer, Holder hereby irrevocably constitutes and appoints the Company to transfer the Note on the books of the Company with full power of substitution in the premises. Transferee shall be deemed to be the owner of the Note effective for all purposes as of the Effective Date.

2.      Consideration. In consideration for the transfer of the Note, Transferee shall pay to Holder the Purchase Price by wire transfer on the date hereof.

3.      Agreement to be Bound. Transferee hereby agrees to be bound by the terms and restrictions of the Note and hereby acknowledges receipt of the same. Holder hereby assigns its rights and obligations as permitted under the Note to Transferee, and Transferee accepts and assumes such rights and obligations.

4.      Representations and Warranties of Holder. Holder hereby represents and warrants that Holder is the sole beneficial owner of the Note and that the Note is free and clear of any liens or encumbrances (other than restrictions on transfer under applicable state and federal laws and restrictions under the Note). Holder further represents that Holder has good and marketable title to the Note and the right and authority to transfer the Note to Transferee pursuant to this Agreement and without any further third-party consent.

5.      Representations and Warranties of Transferee. Transferee hereby represents and warrants that Transferee has full power and authority to enter into this Agreement

6.      Further Agreements. The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement and the Note.

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7.      Miscellaneous.

(a)    The parties understand, acknowledge, and agree that this Agreement is binding upon and shall inure to the benefit of the parties and their respective successors, administrators, executors, representatives and heirs.

(b)   The parties hereby agree that this Agreement may be executed in counterparts, each of which shall be deemed an original but all of which taken together shall constitute one instrument.

(c)    This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Convertible Note Transfer Agreement as of the day and year first above written.

HOLDER:

By:_______________

Name: Kevin Mills

TRANSFEREE:

By:_______________

Name: Charlie Bass